Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, Kentucky  41048

November 12, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Pomeroy IT Solutions, Inc.
Registration Statement on Form S-8
Registration Number:  333-74871

Ladies and Gentlemen:

Pomeroy IT Solutions, Inc. (the “Company”) hereby respectfully requests that the Company’s Post Effective Amendment No. 1 to Form S-8 Registration Statement (Registration Number 333-74871) filed on November 12, 2009 (the “Amendment”) be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.  The Amendment was filed to terminate the registration of the Company’s 1998 Employee Stock Purchase Plan and any securities issued thereunder. This withdrawal is requested by the Company because the Amendment was inadvertently designated as a POS AM instead of S-8 POS. Concurrently with this withdrawal, the Company will file a post-effective amendment designated as a S-8 POS. The Amendment was never declared effective and no securities of the Company were sold pursuant thereto.

If you have questions regarding this matter, please contact the undersigned at (859) 586-0600.

Respectfully,

POMEROY IT SOLUTIONS, INC.

/s/ Christopher C. Froman
By: Christopher C. Froman
Its: President & Chief Executive Officer